Exhibit 1

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Income and Comprehensive income	4 - 5

Interim Statements of Changes in Shareholders' Equity	6 - 7

Interim Consolidated Statements of Cash Flows	8 – 10

Notes to Interim Consolidated Financial Statements	11 - 19

- - - - - - - - - - - -

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,447	$8,557
Restricted cash	-	62
Trade receivables (net of allowance for doubtful accounts of $1,428 and $1,270 at June 30, 2015 and December 31, 2014, respectively)	19,738	19,032
Other accounts receivable and prepaid expenses	2,416	1,853
Inventories	6,025	6,133
Deferred tax asset	544	901
Property and equipment held for sale	706	1,034

Total current assets	37,876	37,572

LONG-TERM ASSETS:
Long-term accounts receivable	438	408
Severance pay fund	8,662	8,609
Property and equipment, net	9,592	10,075
Other intangible assets, net	1,469	1,950
Goodwill	49,709	48,941
Deferred tax asset	3,185	3,449

Total long-term assets	73,055	73,432

Total assets	$110,931	$111,004

The accompanying notes are an integral part of the interim consolidated financial statements.

2

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$5,206	$7,478
Trade payables	12,070	11,460
Deferred revenues and customer advances	7,085	6,420
Other accounts payable and accrued expenses	8,343	8,972

Total current liabilities	32,704	34,330

LONG-TERM LIABILITIES:
Long-term loans from banks	10,802	12,046
Long-term loans from others	921	997
Deferred taxes and other long-term liabilities	301	298
Accrued severance pay	9,575	9,537

Total long term liabilities	21,599	22,878

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 unaudited shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 7,701,439 and unaudited 7,688,564 shares at June 30, 2015 and December 31, 2014, respectively	5,707	5,705
Additional paid-in capital	129,797	129,618
Accumulated other comprehensive income	(2,961)	(2,909)
Accumulated deficit	(72,901)	(75,767)

Total Pointer Telocation Ltd.'s shareholders' equity	59,642	56,647

Non-controlling interest	(3,014)	(2,851)

Total equity	56,628	53,796

Total liabilities and equity	$110,931	$111,004

The accompanying notes are an integral part of the interim consolidated financial statements.

3

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited
Revenues:
Products	$14,256	$17,170	$7,173	$8,054	$33,099
Services	36,031	35,719	18,137	17,820	72,191

Total revenues	50,287	52,889	25,310	25,874	105,290

Cost of revenues:
Products	8,428	10,342	4,345	4,946	19,279
Services	24,742	24,553	12,454	12,344	50,461

Total cost of revenues	33,170	34,895	16,799	17,290	69,740

Gross profit	17,117	17,994	8,511	8,584	35,550

Operating expenses:

Research and development	1,718	1,766	824	908	3,390
Selling and marketing	5,906	5,523	3,100	2,832	11,219
General and administrative	5,392	5,901	2,756	2,944	11,883
Other general and administrative expenses	-	-	-	-	683
Other income	-	-	-	-	(288)
Amortization of intangible assets	390	567	190	230	994
Impairment of intangible and tangible assets	-	-	-	-	1,122

Total operating expenses	13,406	13,757	6,870	6,914	29,003

Operating income	3,711	4,237	1,641	1,670	6,547
Financial expenses, net	177	812	371	308	2,424
Other expenses (income), net	14	(6)	14	(9)	232

Income before taxes on income	3,520	3,431	1,256	1,371	3,891
Taxes on income	755	1,014	355	414	(8,849)

Net income	$2,765	$2,417	$901	$957	$12,740

4

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$(114)	$367	$2,497	$413	$(4,292)

Total comprehensive income	2,651	2,784	3,398	1,370	8,448

Net Income (loss) attributable to:
Equity holders of the parent	$2,866	$2,612	$1,001	$1,146	$13,453
Non-controlling interests	(101)	(195)	(100)	(189)	(713)

	$2,765	$2,417	$901	$957	$12,740

Total comprehensive income (loss) attributable to:
Equity holders of the parent	$2,814	$3,151	$3,539	$1,575	$9,088
Non-controlling interests	(163)	(367)	(141)	(205)	(640)

	$2,651	$2,784	$3,398	$1,370	$8,448

Earnings per share attributable to Pointer Telocation Ltd.'s shareholders:
Basic net earnings per share	$0.37	$0.36	$0.13	$0.15	$1.81

Diluted net earnings per share	$0.36	$0.35	$0.13	$0.14	$1.74

The accompanying notes are an integral part of the interim consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of shares	Share capital	Additional paid-in capital	Accumulated Other comprehensive Income	Accumulated Deficit	Non- controlling interest	Total equity

Balance as of January 1, 2014	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639

Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	375	-	-	-	375
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	(4,365)	-	73	(4,292)
Net income attributable to Non -controlling interest	-	-	-	-	-	(713)	(713)
Net income attributable to Pointer shareholders	-	-	-	-	13,453	-	13,453

Balance as of December 31, 2014	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796

Issuance of share capital	12,875	2	5	-	-	-	7
Stock-based compensation expenses	-	-	174	-	-	-	174
Other comprehensive income	-	-	-	(52)	-	(62)	(114)
Net income attributable to Non -controlling interest	-	-	-	-	-	(101)	(101)
Net income attributable to Pointer shareholders	-	-	-	-	2,866	-	2,866

Balance as of June 30, 2015 (unaudited)	7,701,439	$5,707	$129,797	$(2,961)	$(72,901)	$(3,014)	$56,628

Accumulated other comprehensive income for six month that ended on June 30, 2015:

Accumulated foreign currency translation differences, net	(2,961)

Accumulated other comprehensive income	$(2,961)

The accompanying notes are an integral part of the interim consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number		Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	of shares	Share capital	capital	income	deficit	interest	equity

Balance as of January 1, 2014	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639

Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	175	-	-	-	175
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	539	-	(172)	367
Net income attributable to Non -controlling interest	-	-	-	-	-	(195)	(195)
Net income attributable to Pointer shareholders	-	-	-	-	2,612	-	2,612

Balance as of June 30, 2014 (unaudited)	7,688,564	$5,705	$129,418	$1,995	$(86,608)	$(2,578)	$47,932

Accumulated other comprehensive income for six month that ended on June 30, 2014:

Accumulated foreign currency translation differences, net	1,995

Accumulated other comprehensive income	$1,995

The accompanying notes are an integral part of the interim consolidated financial statements.

7

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited
Cash flows from operating activities:

Net income	$2,765	$2,417	$901	$957	$12,740
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,985	2,475	979	1,194	4,767
Impairment of tangible and intangible assets		-	-	-	1,122
Gain from a bargain purchase		-	-	-	(288)
Accrued interest and exchange rate changes of debenture and long-term loans	10	9	376	4	17
Accrued severance pay, net	(38)	125	(6)	138	56
Gain from sale of property and equipment, net	(72)	(97)	(38)	(32)	(95)
Stock-based compensation	174	175	83	127	375
Decrease in restricted cash	62	16	-	1	19
Decrease (Increase) in trade receivables, net	(513)	(1,705)	(10)	378	(1,141)
Increase in other accounts receivable and prepaid expenses	(1,060)	(629)	(1,106)	(69)	(21)
Increase in inventories	(180)	(217)	(171)	(481)	(462)
Deferred income taxes	387	804	197	319	(9,120)
Decrease (increase) in long-term accounts receivable	14	(9)	12	(50)	126
Increase (decrease) in trade payables	900	493	837	1,117	(654)
Decrease in other accounts payable and accrued expenses	(291)	(1,342)	(701)	(988)	(1,845)

Net cash provided by operating activities	4,143	2,515	1,353	2,615	5,596

The accompanying notes are an integral part of the interim consolidated financial statements.

8

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(1,354)	(2,248)	(769)	(1,094)	(4,458)
Proceeds from sale of property and equipment	648	867	337	160	1,529
Acquisition of subsidiary (a)	-	-	-	-	(688)
Proceeds from sale of investments in previously consolidated subsidiaries (b)	-	-	-	-	(41)

Net cash used in investing activities	(706)	(1,381)	(432)	(934)	(3,658)

Cash flows from financing activities:
Receipt of long-term loans from banks	15,103	12,927	4,546	1,490	12,577
Repayment of long-term loans from banks	(17,729)	(4,803)	(6,335)	(2,597)	(8,986)
Repayment of long-term loans from shareholders	(32)	(366)	(19)	(251)	(301)
Proceeds from issuance of shares and exercise of options, net of issuance costs	6	10,065	-	6	10,074
Repurchase of shares from non-controlling interests	-	(7,740)	-	-	(7,740)
Short-term bank credit, net	(486)	(2,582)	(18)	(1,382)	(1,640)

Net cash provided by (used in) financing activities	(3,138)	7,501	(1,826)	(2,734)	3,984

Effect of exchange rate changes on cash and cash equivalents	(409)	(194)	1,098	(227)	(714)

Increase (decrease) in cash and cash equivalents	(110)	8,441	193	(1,280)	5,208
Cash and cash equivalents at the beginning of the period	8,557	3,349	8,254	13,070	3,349

Cash and cash equivalents at the end of the period	$8,447	$11,790	$8,447	$11,790	$8,557

The accompanying notes are an integral part of the interim consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2015	2014	2015	2014	2014
		Unaudited
(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$-	$-	$-	$-	$221
	Property and equipment	-	-	-	-	565
	Other intangible assets	-	-	-	-	190
	Goodwill	-	-	-	-	(288)
	Long term loans from banks and others	-	-	-	-	-
	Investment in subsidiary previously accounted for by the equity method	-	-	-	-	-

		$-	$-	$-	$-	$688

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:
	Working capital (excluding cash and cash equivalents)	$-	$-	$-	$-	$(18)
	Property and equipment	-	-	-	-	(30)
	Long term loans from banks and others	-	-	-	-	5
	Non-controlling interests	-	-	-	-	(125)
	Loss from sale of subsidiaries	-	-	-	-	209

		$-	$-	$-	$-	$41

(c)	Non-cash activity:

	Purchase of property and equipment	$264	$179	$208	$179	$45
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$-	$11,368	$-	$-	$11,368

(d)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$414	$1,900	$220	$298	$2,604

	Income taxes	$18	$238	$6	$101	$367

The accompanying notes are an integral part of the interim consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial information:

The accompanying consolidated balance sheet as of June 30, 2015, consolidated statements of operations for the three and six months ended June 30, 2015 and 2014 and consolidated statements of cash flows for the three and six months ended June 30, 2015 and 2014 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2015, the Company's consolidated results of operations for the three and six months ended June 30, 2015 and 2014 and the Company's consolidated cash flows for the three and six months ended June 30, 2015 and 2014.

The balance sheet at December 31, 2014 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2014 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2015.

Results for the three and six months ended June 30, 2015 are not necessarily indicative of results that may be expected for the year ending December 31, 2015.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its' wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Accounting Standards still not effective

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. On July 9, 2015, the FASB agreed to delay the effective date by one year. In accordance with the agreed upon delay, the new standard is effective for us beginning in the first quarter of 2018. Early adoption is not permitted. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected a transition method nor have we determined the impact of the new standard on our consolidated condensed financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 2:-	INVENTORIES

	June 30,	December 31,
	2015	2014
	Unaudited

Raw materials	$2,459	$2,696
Work in process	281	61
Finished goods	3,285	3,376

	$6,025	$6,133

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of approximately $2,832, in effect between January 2015 and December 2018.

2.	The Company obtained bank guarantees in the amount of $283 in favor of its lessor, customs and customers.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2015 is $2,444. No royalties were accrued or paid during 2015 and 2014.

d.	Litigation:

As of June 30, 2015, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $1,801. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect of these claims. Therefore, Shagrir has not recorded any provision regarding these claims.

e.	Commitments:

1.	The Company and DBSI Investments Ltd. ("DBSI"), an equity owner in the Company (see Note 6), are parties to a management services agreement pursuant to which DBSI provides management services in consideration of annual management fees of $180. The previous three year agreement commenced on August 1, 2011, and on April 2014, the shareholders of the Company approved an additional three year period commencing August 1, 2015.

f.	Covenants:

In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil and in connection with the utilization of its credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders’ equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.	The ratio of the Company’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of June 30, 2015, the Company is in compliance, and expects to remain in compliance, with the financial covenants of its credit facilities in 2015.

Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet certain financial covenants as follows:

The ratio of the shareholders’ equity, including loans from shareholders, to the total consolidated assets will not be less than 40%, at any time.

As of June 30, 2015, Shagrir is in compliance and expects to remain in compliance with the financial covenants of its credit facility.

g.	In December 2011 one of the Company's Argentinean subsidiaries received a notification from the C.N.C. (Telecommunication Authority Agency) stating that the subsidiary is subject to a new tax (1% over sales related to data transmission) that had not been applicable to the subsidiary in the past.

As of the issuance of these financial statements, the subsidiary had only answered this notification but plans to appeal in the near future. Management has recorded a provision for the full amount (i.e. capital plus interest of $193).

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 4:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income from continuing operations	$2,866	$2,612	$1,001	$1,146	$13,453

Numerator for diluted net earnings per share - Net income from continuing operations	$2,866	$2,612	$1,001	$1,146	$13,453

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,695	7,201	7,701	7,689	7,446

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,961	7,542	7,957	8,030	7,727

Basic net earnings per share from continuing operations	$0.37	$0.36	$0.13	$0.15	$1.81

Diluted net earnings per share from continuing operations	$0.36	$0.35	$0.13	$0.14	$1.74

NOTE 5:-	INCOME TAXES

The effective tax rate for the six months ended June 30, 2015 was 21% as compared to 30% for the six months ended June 30, 2014. The decrease is mainly due to the consolidation of the Brazilian subsidiary in October 2014, whose effective tax rate is 0%.

NOTE 6:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2015	2014
	Unaudited

Other accounts payable and accrued expenses: DBSI (see note 3e(1))	$53	$53

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited

Management fees to DBSI (see Note 3e(1))	$45	$90	$45	$45	$180

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 7:-	SEGMENT INFORMATION

a.	The following segment identification is identical to the segment used in the latest annual consolidated financial report.

b.	The following presents segment results of operations for the six months ended June 30, 2015 (unaudited):

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$11,009	$22,484	$17,663	$(869)	$50,287

Segments operating profit	$1,243	$1,717	$592	$159	$3,711

Segments tangible and intangible assets	$8,758	$26,926	$22,172	$3,620	$61,476

Depreciation and amortization	$171	$1,175	$639	$-	$1,985

Expenditures for assets	$79	$906	$369	$-	$1,354

c.	The following presents segment results of operations for the six months ended June 30, 2014 (unaudited):

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$11,265	$28,914	$18,041	$(5,331)	$52,889

Segments operating profit (loss)	$1,517	$4,778	$768	$(2,826)	$4,237

Segments tangible and intangible assets	$9,468	$30,278	$20,607	$5,434	$71,787

Depreciation, amortization and impairment expenses	$177	$1,347	$951	$-	$2,475

Expenditures for assets	$104	$1,730	$414	$-	$2,248

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 7:-	SEGMENT INFORMATION (Cont.)

d.	The following presents segment results of operations for the three months ended June 30, 2015 (unaudited):

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$5,545	$11,124	$8,921	$(280)	$25,310

Segments operating profit	$612	$730	$244	$55	$1,641

Segments tangible and intangible assets	$8,758	$26,926	$22,172	$3,620	$61,476

Depreciation and amortization	$85	$584	$310	$-	$979

Expenditures for assets	$50	$466	$253	$-	$769

e.	The following presents segment results of operations for the three months ended June 30, 2014 (unaudited):

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$5,867	$13,886	$9,122	$(3,001)	$25,874

Segments operating profit (loss)	$933	$900	$263	$(426)	$1,670

Segments tangible and intangible assets	$9,468	$30,278	$20,607	$5,434	$71,787

Depreciation, amortization and impairment expenses	$89	$628	$477	$-	$1,194

Expenditures for assets	$72	$739	$283	$-	$1,094

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTE 7:-	SEGMENT INFORMATION (Cont.)

f.	The following presents segment results of operations for the year ended December 31, 2014:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$24,063	$55,911	$36,168	$(10,852)	$105,290

Segments operating profit (loss)	$3,859	$5,619	$(60)	$(2,871)	$6,547

Segments tangible and intangible assets	$8,679	$26,878	$22,038	$4,405	$62,000

Depreciation, amortization and impairment expenses	$349	$2,188	$2,230	$-	$4,767

Expenditures for assets	$165	$2,586	$1,706	$-	$4,457

NOTE	8:- SUBSEQUENT EVENTS

1.	On September 3, 2015 the company acquired 26% of the issued share capital of Pointer Mexico.

Following the completion of the transaction Pointer holds 100% of the issued share capital of Pointer Mexico.

In consideration for the 26% interest in Pointer Mexico, Pointer issued to the Seller an aggregate of 81,081 ordinary shares.

2.	On August 6, 2015, the company received, from the State Revenue Services of São Paulo, a tax deficiency notice against its subsidiary in Brazil, Pointer do Brasil Comercial Ltda., claiming that the vehicle tracking and monitoring services provided by such subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of this subsidiary during the period between February 2012 and January 2014. The tax deficiency notice was in the amount of R$9,858,745 (approximately US$2.4 million) plus interest in the amount of R$3,165,599 (approximately US$0.8 million) and penalties in the amount of R$26,666,821 (approximately US$6.4 million).

Based on the legal advice received, the assessment of company management is that the merits of the case are favorable to the company.  As a result, the company has not made any provisions in its consolidated financial statements in respect of the alleged tax deficiency and the imposition of state value added tax as described above.

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